AB 3/17

RECEIVED SEC MAIL PROCESSING SECTION MAR 01 2011 WASH. D.C. 193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66039 |

X KH 3/16

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waller Capital Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Ropckefeller Plaza Suite #23
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garrett M. Baker (212)-632-3600
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042-1066 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11020363

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I Garrett M. Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waller Capital Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

Notary Public

JANINE LOCASTO
Notary Public - State of New York
NO. 01LO6194880
Qualified in Richmond County
My Commission Expires 10/14/12

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## Waller Capital Securities, LLC
**Statement of Financial Condition**
**December 31, 2010**

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 25,157 |
| Prepaid expenses | | 347 |
| **Total assets** | **$** | **25,504** |
| | | |
| **Liabilities and Member's Equity** | | |
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 5,109 |
| | | |
| Contingencies | | |
| | | |
| Member's equity | | 20,395 |
| **Total liabilities and member's equity** | **$** | **25,504** |

The accompanying notes are an integral part of this financial statement.

## 1. General

Waller Capital Securities, LLC (the "Company") was organized on June 13, 2000 and is a registered broker-dealer subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulation Authority ("FINRA").

The Company was established to raise capital for customers, primarily in the media industry, through the private placement of equity and debt securities in the United States. During 2010, the Company had no income from operations.

## 2. Summary of Significant Accounting Policies

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

### Capital Contributions

The sole member, Waller Capital Partners, intends to infuse sufficient working capital to meet any operational shortfalls and to continue compliance with minimum net capital requirements. During the year ended December 31, 2010, the sole member contributed $100,800 of additional capital and received distributions of $1,325,000.

### Income Taxes

As a limited liability company, the Company is not liable for federal or state income taxes. The member is responsible to report separately the distributive share of member income or loss to tax authorities.

## 3. Related Party

The Company entered into an expense sharing agreement with its sole member, dated June 9, 2003. During 2010, the sole member contributed capital to the Company in the amount of $40,000 in addition to goods and services in the amount of $60,800 provided under the expense sharing agreement.

## 4. Contingencies

The Company has been named as a defendant in a lawsuit against its parent company for the alleged nonpayment of employee placement fees. The ultimate outcome of the foregoing lawsuit cannot be predicted with certainty. In the opinion of management, however, the outcome of this matter is not expected to have a material adverse effect on the Company's financial condition.

## 5. Net Capital Requirements

The Company is subject to the net capital requirements of Rule 15c3-1 of the SEC, which require a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2010, the Company had net capital, as defined, of $20,048 which was $15,048 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $5,109 and its ratio of aggregate indebtedness to net capital was 0.25 to 1.

## 6. Subsequent Events

The Company has evaluated subsequent events through February 25, 2011, the date financial statements were available for issuance.

**********************************************

The Company's Statement of Financial Condition as of December 31, 2010 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

**********************************************

## Independent Auditors' Report

To the Member
Waller Capital Securities, LLC

We have audited the accompanying statement of financial condition of Waller Capital Securities, LLC (a limited liability company) (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Waller Capital Securities, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

Lake Success, N.Y.
February 25, 2011